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MARGARET WILSON +1 212 698 3527 Direct +1 212 275 8399 Fax

July 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chad Eskildsen

Re:       RBC Funds Trust (File No. 811-21475) (the “Trust”)

Dear Mr. Eskildsen:

Thank you for your telephonic comments received on June 29, 2018 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual report filings (the “Annual Reports”) made by the Trust on behalf of each of its series (each, a “Fund”). Below, we provide our responses to the Staff’s comments and describe any changes to be made to any filings in response to those comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the next such filing, except to the extent otherwise noted.

Comment 1.	As of its most recent fiscal year end, all of the Access Capital Community Investment Fund’s net realized gains were attributable to futures contracts. However, the management’s discussion of fund performance (“MDFP”) does not discuss the impact of futures contracts. Additionally, the most recent prospectus for the Fund does not include a separate derivatives risk disclosure. Please include derivatives risk disclosure in the prospectus if a significant amount of a Fund’s assets are invested in futures contracts and/or other derivatives on a continuous basis.

 Response 1.          The Fund uses futures contracts for hedging purposes only. The Fund will continue to evaluate its disclosures concerning derivative strategies and indicate in the MDFP the impact of those strategies where they have a material impact on the Fund’s performance, even if those derivatives are used in an effort to manage risk rather than with the aim to increase performance. In addition, the Fund will include separate derivatives risk disclosure in future filings.

Comment 2.	As of the most recent fiscal year end, each of the RBC Emerging Markets Equity Fund, RBC Microcap Value Fund and RBC Small Cap Value Fund had invested greater than 25% of its respective net assets in the financials sector. However, the most recent prospectus for each Fund does not include financials sector risk disclosure. Please include financials sector risk disclosure in the prospectus if a significant amount of a Fund’s assets are invested in one or more sectors on a continuous basis. In addition, please explain why this disclosure was not included in the past, regardless of whether disclosure updates are made going forward.

Response 2.          None of the RBC Emerging Markets Equity Fund, RBC Microcap Value Fund or RBC Small Cap Value Fund has a principal investment strategy, or a fundamental policy, to focus its investments consistently in a particular sector.

From time to time, a Fund may gain exposure in excess of 25% to a particular sector, as reflected in the Annual Reports and noted in the Comment. Importantly, however, gaining significant exposure to a particular sector is incidental to the construction of the investment portfolio and is not a component of the principal investment strategy or investment process.

The Annual Reports reported only that each of the Funds had invested more than 25% of its respective net assets in the financials sector as of a discrete measurement date, the period end. These sector allocations were not attributable to any policy to focus on a particular sector for the long term. Instead, they were an incidental reflection of the sectors that comprised stocks that were determined by a Fund’s portfolio managers to be of high-quality companies with compelling potential for long-term capital appreciation, in accordance with the Fund’s principal investment strategies and investment objectives.

The Funds’ portfolio managers did not select investments with the intent of focusing any Fund’s investments in the financials sector for the long term as part of a Fund’s principal investment strategies. Accordingly, the Funds believe that it would be confusing – and potentially misleading – to include prospectus risk disclosure about a particular sector simply because a Fund incidentally invested more than 25% of its net assets in that sector on a specific prior date, based on which sectors contained companies that were viewed as having the most long-term growth potential, in light of the facts that such positions may not be maintained for the long term and may change quickly.

In contrast, the Funds do undertake to include applicable risk disclosure in the prospectus when a portfolio manager intends to take a significant position in particular types of securities for an extended time.

If in the future a portfolio manager were to seek to focus a Fund’s investments in a particular sector as a strategic investment policy for an extended period of time, the policy would be discussed with the Board, and appropriate disclosure would be added to the prospectus.

The Trust believes that any prospectus disclosure added to identify a particular sector and related risk to which a Fund has significant exposure as of a discrete point in time could become inapplicable shortly thereafter, and therefore could become misleading or confusing to investors as it sets up an expectation that a principal investment strategy of the Fund is to invest in the identified sector(s). As such, the Trust believes that the current disclosure in the prospectuses is adequate. Each Fund’s statement of additional information, however, will be amended to disclose that a Fund may, from time to time, increase the relative emphasis of its investments in a particular industry or sector, and in such circumstances would be subject to certain risks associated with those sectors.

Comment 3.	The RBC BlueBay Emerging Market Debt Fund (formerly known as RBC BlueBay Emerging Market Select Bond Fund) is classified in its registration statement as a “non-diversified company,” however, it appears that the Fund has been operating as a “diversified company.” If this has been the case for more than three years, please confirm that the Fund will obtain shareholder approval before changing its classification back to a non-diversified company.

Response 3.          The Fund has not operated as a diversified company for an uninterrupted three-year period and therefore continues to qualify for its classification as a non-diversified company. We confirm that were the Fund to operate as a diversified company for an uninterrupted three-year period it would request shareholder approval to change its classification back to a non-diversified company.

Comment 4.	As of its most recent fiscal year end, the RBC Short Duration Income Fund had invested greater than 25% of its net assets in asset-backed securities, most of which were economically tied to the automobile industry. Please supplementally confirm that the Fund does not concentrate in a particular industry.

Response 4.          The Fund regularly monitors industry concentration in accordance with Section 8(b) of the Investment Company Act of 1940, as amended. We hereby confirm that the Fund does not concentrate its investments in a particular industry as defined for Section 8(b) purposes.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3527 (tel) or (212) 275-8399 (fax). Thank you.

Best regards,

/s/ Margaret Wilson

Margaret Wilson